January 13, 2012

Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Core Laboratories N.V.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 22, 2011
Form 8-K
Filed April 19, 2011
File No.: 1-14273

Dear Mr. Skinner:

Thank you for the letter dated December 30, 2011 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 Core Laboratories N.V. (the “Form 10-K”) and our Form 8-K filed on April 19, 2011 (the “Form 8-K”). Set forth below are the additional responses of Core Laboratories N.V. (“Core Laboratories” or the “Company”) to your further comments as presented in the letter from the Staff dated December 30, 2011 and our supplemental discussion with the Staff on January 4, 2012. For your convenience, our response is prefaced by the exact text of the corresponding comment.
Form 10-K for Fiscal Year Ended December 31, 2010
Financial Statements
Note 15: Segment reporting, page F-25

1.
Your response to prior comment 1 indicates that you believe to provide additional information with respect to your products and services would be administratively burdensome given that it is information which is not used by the CODMs. However, it appears that you frequently refer to the impact of products and services at a more granular level than the product and service groupings provided in your segment footnote to help explain fluctuations in your operating results in the Management's Discussion and Analysis section of your periodic filings. For example, in your Form 10-Q for the fiscal quarter ended June 30, 2011, you state:

[The Reservoir Description] segment continued to realize increased demand of 12% for reservoir fluids phase-behavior studies, and of 6% for crude oil testing, inspection, distillation, assay, fractionation and characterization projects worldwide.

The revenue increase [of the Production Enhancement operating segment] was due to increased sales of our completion products and gun systems particularly in markets relating to horizontal well developments of gas-shale and oil-shale reservoirs of 33% and 30% for the three and six months ended June 30, 2011, respectively, when compared to the same periods in 2010.

The increase in operating income from 2010 to 2011 [of the Production Enhancement operating segment] was primarily driven by increased revenue from services related to our proprietary and patented diagnostic technologies, such as SpectraChem® Plus+, SpectraScan®, ZeroWash®, our HERO™ line of perforating charges and gun systems and our HTD-Blast™ perforating system which is used for the perforation of extended-reach horizontal completions.

And in your Form 10-K for the fiscal year ended December 31, 2010, you state:

Revenues for our Production Enhancement segment increased by $83.3 million, or 36.1% in 2010 compared to 2009, primarily due to the increased acceptance by our clients of our high margin completion products as well as our fracture diagnostic services, and an increased market share of our perforating charges and gun systems particularly in the North American markets relating to horizontal well developments of gas-shale and oilshale reservoirs and for high margin completion and recompletion technologies used in the reworking of major, giant, and super-giant fields in southern Iraq.

Please explain to us why the need to reference these products and services in explaining your results of operations is consistent with your judgments and conclusions related to your evaluation of the requirements of FASB ASC 280-10-50-40.

We acknowledge the Staff's comment and will provide further detail of revenues from external customers for each group of our similar products and services as required under ASC 280-10-50-40 in all financial statements included in future Annual Reports on Form 10-K. This additional disclosure will appear in our footnote for Segment Reporting in our consolidated financial statements and immediately follow the description of our three reportable segments. As an example, we will include the following disclosure in the financial statements to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

EXTERNAL REVENUES BY
PRODUCTS AND SERVICES TYPE            Year Ended December 31
2011         2010         2009

Reservoir Description Services            xxxxx        402,667    394,763
Production Enhancement Services            xxxxx        160,248    122,008
Reservoir Management Services            xxxxx         43,059      37,001
Total Revenues - Services            xxxxx        605,974    553,772

Reservoir Description Products            xxxxx         23,162      20,171
Production Enhancement Products            xxxxx        153,708    108,644
Reservoir Management Products            xxxxx          11,809     12,952
Total Revenues - Products            xxxxx        188,679    141,767

Total Revenues                xxxxx        794,653    695,539

2.
We have reviewed your response to prior comment 2 and we note that you will exclude the measure of Free Cash Flow per share from your future documents filed or furnished with the SEC or in subsequent earnings calls. Please similarly do not utilize the annualized per share yield on your free cash flow in your earnings calls.

We confirm future compliance with your above comment.

Please let me know if you have any further follow-up comments/questions and we will provide any additional comment or materials as you may request.

Sincerely yours,

/s/ C. Brig Miller
C. Brig Miller
Chief Accounting Officer